ASA Gold and Precious Metals Limited

VIA EDGAR

October 17, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ASA Gold and Precious Metals Limited (“Registrant”) (File No. 811-21650)

Ladies and Gentlemen:

          Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, we are filing herewith the attached materials in connection with Registrant’s currently effective fidelity bond:

1)	a copy of the executed fidelity bond, and

2)

a copy (certified by the Secretary of Registrant) of the resolutions of the Board of Directors, including a majority of directors, who are not “interested persons” of the Registrant, approving the amount, type, form and coverage of the fidelity bond.

          The premium for the attached fidelity bond has been paid for the period September 30, 2011 to September 30, 2012.

Sincerely,

/s/ Steven M. Schantz
Steven M. Schantz
Secretary and Chief Compliance Officer
ASA Gold and Precious Metals Limited
SMS/rdy